SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


SCHEDULE 13D

  Under the Securities Exchange Act of 1934 (Amendment No. 18)

              HECTOR COMMUNICATIONS CORPORATION
                        (Name of Issuer)


             Common Stock Par Value $0.01 Per Share
                 (Title of Class of Securities)


                           422730101
                         (CUSIP Number)



          James E. McKee, Gabelli Asset Management Inc.,
 One Corporate Center, Rye, New York 10580-1434, (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                    September 20, 1999
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      GAMCO Investors, Inc.              I.D. No. 14-4044521
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     91,300 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     91,300 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      91,300 (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      2.43%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Performance Partnership L.P.   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     227,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     227,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      227,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      6.05%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Brighton Communications Corporation    I.D. No. 06-1321415
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     155,800 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     155,800 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      155,800 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      4.14%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Interactive Corporation    I.D. No. 06-1458056
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /  X  /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Group Capital Partners, Inc.    I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
     HC, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Asset Management Inc.       I.D. No. 13-4007862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /_X_/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marc J. Gabelli
________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 422730101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 18 to Schedule 13D on the Common Stock of Hector Communications Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on August 16, 1990. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone"), Lynch Interactive Corporation ("Interactive"), Brighton Communications Corporation ("Brighton") and Inter-Community Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc.
("GAMI") , Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli Interna-tional II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc. ("MJG Assocciates"), Gemini Capital Management Ltd. ("Gemini"), Gabelli Fund, LDC ("LDC"), Gabelli Foundation, Inc. ("Foundation"), Gabelli Global Partners, Ltd. ("GGP Ltd."), Gabelli Global Partners, L.P. ("GGP L.P."), Mario Gabelli, Marc Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          Gabelli Partners makes investments for its own account and is the parent company of GAMI. GAMI, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, each of which is named below.
          GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, founda-tions and others.
          GSI, a majority-owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments.
GSI and Mario Gabelli are the general partners of Gabelli As-
sociates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          Gabelli Funds, a wholly-owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary advisory services to The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Interactive Couch Potato Fund, The Gabelli Utility Trust and The Gabelli Global Opportunity Fund (collectively, the "Funds"), which are registered investment companies.
          Gabelli Advisers, Inc. ("Gabelli Advisers"), a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GAMI and its affiliates.
          GPP is a limited partnership whose primary business purpose is investing in securities. MJG Associates is the general partner of GPP, and Mario Gabelli is a portfolio manager for GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. MJG Associates is the Investment Manager of GIL. Mario Gabelli is a portfolio manager for GIL and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S.
investors.   MJG Associates is the Investment Manager of GIL II.
Mario Gabelli is a portfolio manager and Chairman of the Board of Directors of GIL II.
       ALCE is an investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is an investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communi-cations companies. GSI is a general partner of Multimedia Partners.
       GGP L.P. is a partnership whose primary business purpose is investing in Securities on a global basis. Gabelli Securities, Inc. and Gemini Capital Management, LLC are the general partners of GGP L.P. and Marc Gabelli is a portfolio manager for GGP L.P.
       GGP Ltd. is a corporation whose primary business purpose is investing in Securities on a global basis. Gabelli Securities, International Limited and Gemini Capital Management, LLC are the investment advisors of GGP Ltd. and Marc Gabelli is the portfolio manager for GGP Ltd.
       LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Interests are offered to insurance companies which do not conduct any business in the United States and which are licensed where they do business. MJG Associates is the Investment Manager of LDC. Mario Gabelli is a portfolio manager for LDC.
       MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
       Gemini is a corporation whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.
       The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
       Lynch is a public company traded on the American Stock Exchange engaged in manufacting. Spinnaker, a subsidiary of Lynch, is also a public company and its stock is traded on the NASDAQ National Market. Spinnaker is a manufacturing firm with major subsidiaries in specialty adhesive-backed materials business. Interactive is a public company listed on the American Stock Exchange. It is a holding company whose principal subsidiary is Brighton. Brighton is a 100% owned subsidiary of Interactive. Brighton is a holding company with subsidiaries in multimedia and services businesses. Western New Mexico, a subsidiary of Brighton, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Brighton, provides local telephone services in an area 40 miles west of Fargo, North Dakota. Lynch and Interactive actively pursue new business ventures and acquisitions.
          Mario J. Gabelli is a director, Chairman of the Board and Chief Executive Officer and a substantial shareholder of Lynch and Interactive.
          Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GAMI, and the Chief Investment Officer for each of the Reporting Persons which are entities other than Gemini. Gabelli Partners is the majority shareholder of GAMI. GAMI, in turn, is the sole stockholder of GAMCO. GAMI is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.
          The Reporting Persons do not admit that they constitute a group.
          Gabelli Partners, GAMI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. GPP is a New York limited partnership having its principal business office at 401 Theodore Fremd Ave., Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 401 Theodore Fremd Ave., Rye, New York 10580. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580. Alce and Multimedia Partners and GGP L.P. are Delaware limited partnerships each having its principal business office at One Corporate Center, Rye, New York 10580. GAL and GIL are corpora-tions organized under the laws of the British Virgin Islands, and GGP Ltd. is a corporation organized under the laws of the Cayman Islands, each having its principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having its principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. Gemini is a Bermuda corporation having its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. LDC is a corporation organized under the laws of the British Virgin Islands having its pricipal business office at c/o Tremont (Bermuda) Limited, Tremont House, 4 Park Road, Hamilton HM II, Bermuda. The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 401 Theodore Fremd Avenue, Rye, NY 10580. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Interactive and Brighton are Delaware corporations each having its principal place of business at 401 Theodore Fremd Avenue, Rye, NY 10580.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not specifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating
Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their
Section 15(f) and Section 204A policies and procedures.
     (f) - Reference is made to Schedule I hereto.

Item 5.   Interest In Securities Of The Issuer
     Item 5 to Scedule 13D is amended, in pertinent part, as
follows:
         (a)  The aggregate number and percentage of Securities
to which this Schedule 13D relates is 474,600 shares and
represents 12.62% of 3,761,130 shares.  The latter number of shares is arrived at by adding the number of shares outstanding as reported in the Issuer's most recently filed Form 10Q for the quarter ended June 30, 1999 (3,435,430 shares) to the number of shares which would be receivable by the Reporting Persons if they were to actually convert all of the Issuer's Series A Convertible
Preferred Stock held by them (325,700 shares) into the common stock of the Issuer.
   The Reporting Persons beneficially own the Securities as
follows:
                                               Shares of Non-
                    Shares of      % of        Voting Series      % of
                    Common         Class of    A Conv. Preferred  Class
          Name      Stock          Common      Stock Converted    Converted


        GAMCO:
          Principal          0           0.00%         0          0.00%
          Agent         91,300           2.66%    91,300          2.43%

        GPP             25,800           0.75%   227,500          6.05%

        Lynch                0           0.00%         0          0.00%

        Brighton        31,800           0.93%   155,800          4.14%

        Marc Gabelli         0           0.00%         0          0.00%

        Mario Gabelli        0           0.00%         0          0.00%

          Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli. Interactive is deemed to have beneficial ownership of the Securities beneficially owned by Brighton. Gabelli Partners and GAMI are deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Interactive and Brighton.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli, Marc Gabelli, GAMI, Gabelli Partners and Interactive is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
          (c) Lynch transferred (i) all of its shares of the Issuer to Brighton, a 100% owned subsidiary of Lynch, (ii) transferred all the stock of Brighton to Interactive, a 100% owned subsidiary, and
(iii) effective September 1, 1999, transferred to its shareholders all the stock of Interactive.
             Information with respect to all other transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.

Item 7.   Material to be Filed as an Exhibit
          The following Exhibits A and B are attached hereto.

          Exhibit A:     Joint Filing Agreement

          Exhibit B:     Power of Attorney to Stephen G. Bondi,
                         Peter D. Goldstein, and James E. McKee
                         from Robert E. Dolan.

                         Power of Attorney to Stephen G. Bondi,
                         Peter D. Goldstein, and James E. McKee
                         from Robert E. Dolan

                         Power of Attorney to Stephen G. Bondi,
                         Peter D. Goldstein, and James E. McKee
                         from Mario J. Gabelli.

                         Power of Attorney to Stephen G. Bondi,
                         Peter G. Goldstein, and James E. McKee
                         from Marc J. Gabelli.







Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    September 17, 1999
                                   MARIO J. GABELLI



                                   By:_________________________
                                      James E. McKee
                                      Attorney-in-fact


                                  GAMCO INVESTORS, INC.



                                   By:__________________________
                                      Douglas R. Jamieson
                                      Executive Vice President


                                  GABELLI PERFORMANCE PARTNERSHIP,
                                  L. P.



                                   By:_________________________
                                      MJG Associates, Inc.
                                      by: Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   LYNCH CORPORATION



                                   By:________________________
                                      Robert E. Dolan
                                      Chief Financial Officer
                                      by: James E. McKee
                                          Attorney-in-Fact




                                   BRIGHTON COMMUNICATIONS CORPORATION


                                   By:______________________________
                                      Robert E. Dolan
                                      President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   LYNCH INTERACTIVE CORPORATION



                                   By:______________________________
                                      Robert E. Dolan
                                      Chief Financial Officer
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI GROUP CAPITAL PARTNERS, INC.


                                   By:_________________________
                                      James E. McKee
                                      General Counsel

                                   GABELLI ASSET MANAGEMENT INC.


                                   By:__________________________
                                      James E. McKee
                                      General Counsel

                                   MARC J. GABELLI


                                   By:____________________________
                                      James E. McKee
                                      Attorney-in-Fact

Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              President and Director of
                                   Oak Technology, Inc.;
                                   Chairman ECRM; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The Morgan
                                   Group, Inc.; Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     John C. Ferrara               Business Consultant; Director of
                                   Lynch Corporation
                                   c/o Gabelli Funds, Inc.
                                   One Corporate Center
                                   Rye, NY 10580

     Dr. Eamon M. Kelly            Professor
                                   Payson Center for International
                                   Development Technology Transfer
                                   Tulane University
                                   300 Hebert Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Managing Director

     Matthew R. Gabelli            Vice President-Trading
                                   Gabelli & Company
                                   One Corporate Center
                                   Rye, New York 10580
Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President-Finance
                                   and Administration
_____________________

     * Mr. Gabelli is the Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc. and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief Executive Officer of Lynch Corporation; Director of East/West Communications, Inc.

Robert S. ZuccaroVice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

Gabelli Asset Management Inc.

Directors:

     Mario J. Gabelli              See above

     Richard B. Black              See above

     Charles C. Baum               See above

     Dr. Eamon M. Kelly            See above

     Karl Otto Pohl (1)            Sal Oppenheim Jr. & Cie
                                   Bockenheimer Landstrasse 20
                                   D-6000 FRANKFURT AM MAIN
                                   Germany

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President-Finance
                                   and Adminstration

     Robert S. Zuccaro             Vice President and Chief Financial
                                   Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary
GAMCO Investors, Inc.

Directors:

     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President and
                                   Chief Operating Officer

     Robert S. Zuccaro             Vice President and Chief
                                   Financial Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General Counsel
                                   and Secretary

     Peter D. Goldstein            Deputy General Counsel and
                                   Assistant Secretary

Gabelli Funds, LLC

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Bruce N. Alpert               Executive Vice President and
                                   Chief Operating Officer

     Gus Coutsouros                Vice President and Chief Financial
                                   Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Secretary

Gabelli Advisers, Inc.

Directors:

     Bruce N. Alpert
     John D. Gabelli
     Joseph R. Rindler, Jr.

Officers:

     Bruce N. Alpert               Chief Operating Officer

     Stephen G. Bondi              Vice President

     James E. McKee                Secretary

Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358


     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022

     Joseph R. Rindler, Jr.        See above

Officers:

     Stephen G. Bondi              Vice President

     Robert S. Zuccaro             Vice President-Finance

     James E. McKee                Secretary

Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Stephen G. Bondi              See above

     Donald C. Jenkins             Director of Research

Officers:

     James G. Webster, III         Chairman

     Stephen G. Bondi              Vice President

     Bruce N. Alpert               Vice President-Mutual Funds

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary

GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.


     Roger Hanson (2)              MeesPierson  (Cayman)
                                   Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley (2)             Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wright (2)             Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     Roger Hanson (2)              MeesPierson  (Cayman)
                                   Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley (2)             Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wright (2)             Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Gemini Capitial Management Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Group Capital
                                   Partners, Inc.


     Stephen G. Bondi              See Above-Gabelli Group Capital
                                   Partners, Inc.

     Michael A. Salatto            Controller, Gabelli Securities,
                                   Inc.

     Michael J. Burns (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

     Douglas Molyneux (3)          Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

Gabelli Fund, LDC

Directors:

     Johann S. Wong (4)            c/o Tremont (Bermuda)
                                   Limited
                                   Tremont House
                                   4 Park Road
                                   Hamilton HM 11, Bermuda

     Peter D. Anderson (5)         Givens Hall Bank & Trust
                                   Genesis Building
                                   P.O. Box 2097
                                   Grand Cayman, Cayman Islands
                                   BWI3459498141

     Karl Otto Pohl                See above

     Anthonie C. van Ekris         See below

Gabelli Global Partners, Ltd.

Directors:

     Stephen G. Bondi              See above

     Marc J. Gabelli               See above

     Patrick Salvisberg (6)        Vice President
                                   Institutional Capital Markets
                                   Bear Stearns International Ltd.

     Marco Sampelligrini (7)       Banco Intesa
                                   Milan, Italy

     Antonie Van Ekris             See below

Lynch Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10540

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903
Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Robert E. Dolan               Chief Financial Officer

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Lynch Interactive Corporation
401 Theodore Fremd Avenue
Rye, NY  10580

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O. Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, FL 33408

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               Principal
                                   S. Muoio & Co., LLC
                                   Suite 406
                                   509 Madison Ave.
                                   New York, NY 10022

     John C. Ferrara               Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580


     David C. Mitchell             Business Consultant
                                   c/o Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580
Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Robert E. Dolan               Chief Financial Officer

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Brighton Communications Corporation
401 Theodore Fremd Ave
Rye, NY 105820

Directors:

     Robert E. Dolan               See above-Lynch Interactive
                                   Corporation

     Robert A. Hurwich             See above-Lynch Interactive
                                   Corporation
Officers:

     Robert E. Dolan               President, Controller, Tresurer
                                   and Assistant Secretary

     Robert A. Hurwich             Secreatry and Assistant Tresurer

Spinnaker Industries, Inc.
600 N. Pearl Street
uite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201

     Robert E. Dolan               See above Lynch Corporation




     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006

     Mario J. Gabelli              See above-Gabelli Group Capital
                                   Partners, Inc.

     E. Val Cerutti                See above-Lynch Corporation

     Ralph R. Papitto              See above-Lynch Corporation

Officers:

     Ned N. Fleming, III           President and Chief Operating
                                   Officer

     Richard J. Boyle              Chairman and Chief Executive
                                   Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development

     Craig Jennings                Vice President, Finance and
                                   Treasurer

Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     Robert P. Wentzel             See above Entoleter

     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880
Officers:

     Robert P. Wentzel             President

     Mark R. Matteson              Vice President

     Charles DeMarino              Controller & Secretary


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     John Clay Keen                Route 6
                                   Box 270
                                   Greenville, TX 75401

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Mary J. Carroll               See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

Officers:

     Jack W. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer

Inter-Community Telephone Company, L.L.C.
P.O. Box A
Nome, ND  58062

Managers:

     Carole Rau                    Executive Assistant
                                   Lynch Corporation
                                   401 Theodore Fremd Ave.
                                   Rye, NY 10580

     Mary J. Carroll               See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               Assistant Controller
                                   Lynch Corporation
                                   401 Theodore Fremd Ave
                                   Rye, NY 10580

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011


     Keith S. Andersen             See above-Inter-Community Telephone
                                   Company

     Robert Reff                   See above-Inter-Community Telephone
                                   Company

     Jack Bently                   1210 E. Washington Ave
                                   Gilbert, AZ 85234
Officers:

     Robert Snyder                 President

     Keith S. Andersen             Secretary and Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telephone Corporation
401 Theodore Fremd Avenue
Rye, NY 10580

Directors:

     Robert E. Dolan               Controller

     Jack W. Keen                  President

     Robert A. Hurwich             See above-Lynch Corporation

Officers:

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Vice President and Controller





     (1) Citizen of Germany
     (2) Citizen of the Cayman Islands
     (3) Citizen of Bermuda
     (4) Citizen of Bermuda and Canada
     (5) Citizen of the UK
     (6) Citizen of Switzerland
     (7) Citizen of Italy








Exhibit A
                        JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Hector Communications Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of September, 1999.


                                  MARIO J. GABELLI


                                  By:____________________________
                                     James E. McKee
                                     Attorney-in-Fact


                                   GABELLI GROUP CAPITAL PARTNERS, INC.


                                   By:_________________________
                                      James E. McKee
                                      General Counsel

                                   GAMCO INVESTORS, INC.


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President

                                   GABELLI SECURITIES, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary


                                   GABELLI & COMPANY, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary

                                   GABELLI PERFORMANCE
                                   PARTNERSHIP, L. P.


                                   By:_________________________
                                      MJG Associates, Inc.,
                                      General Partner
                                      by: Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GLI, INC.


                                   By:_________________________
                                      Mario J. Gabelli
                                      Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI ASSOCIATES FUND


                                   By:_________________________
                                      Gabelli Securities, Inc.,
                                      General Partner
                                      by: James E. McKee
                                          Secretary


                                   GABELLI ASSOCIATES LIMITED


                                   By:_________________________
                                      Gabelli Securities,Inc.,
                                      Investment Manager
                                      by: James E. McKee
                                          Secretary

                                   GABELLI & COMPANY, INC.
                                   PROFIT SHARING PLAN


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Trustee



                                   GABELLI INTERNATIONAL LIMITED


                                   By:_________________________
                                      Mario J. Gabelli, Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI INTERNATIONAL II LIMITED


                                   By:_________________________
                                      Mario J. Gabelli, Chairman
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   LYNCH CORPORATION


                                   By:________________________
                                      Robert E. Dolan
                                      Chief Financial Officer
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   SPINNAKER INDUSTRIES, INC.


                                   By:_________________________
                                      Robert E. Dolan
                                      Chief Financial Officer
                                      by: James E. McKee
                                          Attorney-in-Fact

                                   BRIGHTON COMMUNICATIONS CORPORATION


                                   By:______________________________
                                      Robert E. Dolan
                                      President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   LYNCH INTERACTIVE CORPORATION



                                   By:______________________________
                                      Robert E. Dolan
                                      Chief Financial Officer
                                      by: James E. McKee
                                          Attorney-in-Fact




                                   WESTERN NEW MEXICO


                                   By:____________________________
                                      Robert E. Dolan
                                      Chief Financial Officer
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   ALCE PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Attorney-in-Fact




                                   GABELLI MULTIMEDIA PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   INTER-COMMUNITY TELEPHONE COMPANY


                                   By:___________________________
                                      Robert E. Dolan
                                      Chief Financial Officer
                                      by:  James E. McKee
                                           Attorney-in-Fact


                                   GEMINI CAPITAL MANAGEMENT LIMITED


                                   By:___________________________
                                      Marc J. Gabelli
                                      President
                                      by: James E. McKee
                                          Attorney-in-Fact





                                   GABELLI FOUNDATION, INC.


                                   By:__________________________
                                      Mario J. Gabelli, President
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   MARC J. GABELLI



                                   By:_____________________________
                                      James E. McKee
                                      Attorney-in-Fact


                                   GABELLI FUNDS, LLC



                                   By:___________________________
                                      James E. McKee
                                      General Counsel




                                   GABELLI ASSET MANAGEMENT INC.


                                   By:____________________________
                                      James E. McKee
                                      General Counsel


                                   GABELLI GLOBAL PARTNERS, LTD.


                                   By:____________________________
                                      Marc J. Gabelli
                                      Director and Portfolio Manager
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI GLOBAL PARTNERS L. P.


                                   By:_____________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Secretary




Exhibit B

POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert E. Dolan, have made, constituted and appointed, and by these presents do make, constitute and appoint, Stephen G. Bondi, Peter D. Goldstein or James E. McKee, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Lynch Corporation or any of its subsidiaries any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. By this instrument, I do also cancel and revoke any and all prior authorizations, appointments or powers of attorney made, granted or given by me with respect to the matters covered hereby. This instrument may not be changed orally.

     IN WITNESS WHEREOF, I have hereunto set may hand and seal this 29th day of July, 1999.


                                        /s/
                                   ___________________________________
                                   Robert E. Dolan



     BE IT KNOWN, that on this 29th day of July, 1999, before me, Carole L. Rau, a Notary Public in and for the State of New York, duly commissioned and sworn, personally came and appeared Robert E. Dolan, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

     IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.


                                        /s/
                                   __________________________________
                                   Notary Public










POWER OF ATTORNEY



   KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert E. Dolan, have made, constituted and appointed, and by these presents do make, constitute and appoint, Stephen G. Bondi, Peter D. Goldstein or James E. McKee, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Lynch Interactive Corporation or any of its subsidiaries any and all statements on
Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. By this instrument, I do also cancel and revoke any and all prior authorizations, appointments or powers of attorney made, granted or given by me with respect to the matters covered hereby. This instrument may not be changed orally.

   IN WITNESS WHEREOF, I have hereunto set may hand and seal this 8th day of September, 1999.


                                      /s/
                                 ___________________________________
                                 Robert E. Dolan



   BE IT KNOWN, that on this day of September 8, 1999, before me, Carole L. Rau, a Notary Public in and for the State of New York, duly commissioned and sworn, personally came and appeared
   Robert E. Dolan, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

   IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.


                                      /s/
                                 __________________________________
                                 Notary Public















POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, THAT I, Mario J. Gabelli, have made, constituted and appointed, and by these presents do make, constitute and appoint, Stephen G. Bondi, Peter D. Goldstein and James E. McKee, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering any and all statements on Schedule 13D or Forms 3, 4 or 5 under the Securities Exchange Act of 1934 and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorney or his substitute shall lawfully do or cause to be done by virtue hereof. By this instrument, I do also cancel and revoke any and all prior authorizations, appointments or powers of attorney made, granted or given by me wit respect to the matter covered hereby. This instrument may not be changed orally.

   IN WITNESS WHEREOF, I have hereunto set may hand and seal this 30th day of June, 1999.


                                 /s/
                            _______________________________
                            Mario J. Gabelli


   BE IT KNOWN, that on this 30th day of June, 1999, before me, Karyn M. Nappi, a Notary Public in and for the State of New York duly commissioned and sworn, personally came and appeared Mario J. Gabelli, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

   IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.



                                 /s/
                            __________________________________
                            Notary Public


POWER OF ATTORNEY


   KNOW ALL MEN BY THESE PRESENTS, THAT I, Marc J. Gabelli, have made, constituted and appointed, and by these presents do make, constitute and appoint, Stephen G. Bondi, Peter D. Goldstein and James E. McKee, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering any and all statements on Schedule 13D or Forms 3, 4 or 5 under the Securities Exchange Act of 1934 and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorney or his substitute shall lawfully do or cause to be done by virtue hereof. By this instrument, I do also cancel and revoke any and all prior authorizations, appointments or powers of attorney made, granted or given by me with respect to the matters covered hereby. This instrument may not be changed orally.

   IN WITNESS WHEREOF, I have hereunto set may hand and seal this 27th day of July, 1999.

                                    /s/
                            _______________________________
                            Marc J. Gabelli


   BE IT KNOWN, that on this 27th day of July, 1999, before me, Karyn M. Nappi, a Notary Public in and for the State of New York, duly commissioned and sworn, personally came and appeared Marc J. Gabelli, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

   IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.


                                   /s/
                            __________________________________
                            Notary Public